

January 6, 2011

Jonathan Snyder
President
KeyOn Communications Holdings, Inc.
11742 Stonegate Circle
Omaha, Nebraska 68164

> **Re: KeyOn Communications Holdings, Inc.**
> **Form 10-K/A**
> **Filed December 1, 2010**
> **Form 10-Q/A for the Quarter Ended March 31, 2010**
> **Filed December 7, 2010**
> **Form 10-Q for the Quarter Ended September 20, 2010**
> **Filed November 15, 2010**
> **File No. 001-33842**

Dear Mr. Snyder:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 29

1. We note from footnote 6 that A. Robert Handell's wife is a holder of shares of your common stock. Please tell us why she is a holder of your stock, whether they were issued directly to her by the Company, whether she is employed by the Company and in what capacity, and disclose her compensation, if any.

Form 10-Q/A for the Quarter Ended March 31, 2010
Controls and Procedures, page 26

2. Please revise to provide your chief executive officer and chief financial officer's
    conclusion as to the effectiveness of your disclosure controls and procedures as of the end
    of the period covered by the report rather than September 30, 2010.

Form 10-Q for the Quarter Ended September 30, 2010

Fair Value of Financial Assets and Liabilities, page 11

3. Tell us the nature of your investments in government agencies' notes and why it would
    be appropriate to classify such investments within Level 1 of the valuation hierarchy.

4. Please disclose the significant assumptions and valuation methods used to determine the
    (change in) the fair value of derivative instruments which resulted in other income of
    $12.2 million for the nine months ended September 30, 2010. Refer to ASC Topic 820-
    10-50-2(e).

Pro Forma Combined Statements of Operations, page 15

5. We note that even though your pro forma presentation was premised on the acquisition of
    businesses as if they had taken place at the beginning of each of the periods presented,
    your pro forma revenues declined on a year-over-year basis. However, your financial
    statements on page 3 reported year-over-year revenue increases, even though you did not
    receive the full revenue benefit from the 2010 acquisitions until the three months ended
    September 30, 2010. Please reconcile the inconsistencies.

Note 5 - Property and Equipment, page 15

6. Per the last paragraph on this page, it appears that you entered into capital lease
    arrangements amounting to $3.8 million as of September 30, 2010, which accounted for
    most of the increase in your property and equipment. However, both the balance sheet on
    page 2 and Note 8 do not report any corresponding increase in capital lease obligations.
    Please reconcile the inconsistencies between the balance sheet and Notes 5 and 8.

Liquidity and Capital Resources, page 30

7. Refer to your Statements of Cash Flows. It is unclear to us why, despite your revenue
    growth, net cash outflows from operating activities increased significantly from $1.4
    million as of September 30, 2009 to $3.1 million as of September 30, 2010, and your loss
    from operations worsened from $2.9 million to $5.5 million for the same periods ended.
     Addressing your operating cash outflows and losses from operations, please tell us why

you believe that your cash and cash equivalents will be sufficient to meet your working capital requirements through at least October 1, 2011.

Item 4 T. Controls and Procedures, page 31

Disclosure Controls and Internal Controls, page 31

8. We note your statement that during the year ended December 31, 2009 you took steps to correct previously reported material weaknesses, one of which was consolidating all legacy systems into a single unified accounting system. Tell us the steps you have taken during the nine months ended September 30, 2010 to consolidate the legacy systems since December 31, 2009. Further, since you had five significant acquisitions during the nine months ended September 30, 2010, please tell us how you were able to consolidate the systems of those acquired entities as well. Explain in detail why you believe that you were able to provide financial statements that are fairly presented in accordance with U.S. GAAP based on your disclosed material weaknesses which would imply that you would have issues preparing financial statements in accordance with U.S. GAAP and SEC rules and regulations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

You may contact Kathryn Jacobson, accountant, at (202) 551-3365 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director

Fax: Rick A. Werner, Esq.
Haynes & Boone, LLP
(212) 884-8234